Hongkong Electric Holdings Ltd
香港電燈集團有限公司

Hongkong Electric Centre, 44 Kennedy Road, Hong Kong.
Telephone: 2843 3111 Telex: HX 73071 Cables: Electric
Facsimile: 2537 1013, 2810 0506 Email: mail@hec.com.hk

Please address correspondence to
PO Box 915, GPO Hong Kong

10th March 2006

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
<u>File No. 82-4086</u>

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

Press Announcement on 2005 Annual results dated 9th March 2006 and Notice of Annual General Meeting

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,

Lillian Wong
COMPANY SECRETARY

Enc.
LW/jh

3/29

香港電燈集團有限公司

Hongkong Electric Holdings Ltd.

(Incorporated in Hong Kong with limited liability)
(Stock code: 006)

2005 ANNUAL RESULTS

CHAIRMAN'S STATEMENT

The results of the Group for 2005 were mixed. In Hong Kong, the earnings from our Hong Kong operations were HK$5,508 million compared with HK$5,521 million in 2004. On the other hand, our strategy of investing internationally so as to decrease our reliance on Hong Kong earnings produced excellent results in 2005, with earnings of HK$3,054 million compared to HK$735 million in 2004.

This was the third year in succession that the electric utility in Hong Kong has not earned its permitted return under the scheme of control under which it operates. For 2005, the shortfall in permitted return together with the special subsidy paid to customers amounted to approximately HK$1 billion, bringing to more than HK$2 billion the total amount of its permitted return that the Company has foregone in the past 3 years in order to benefit customers by charging lower electricity tariffs than it is entitled to do. In addition, for the last several years the Company has not imposed additional tariffs to establish a development fund as would have been permitted under the scheme of control. In spite of all this, we have always maintained the highest standards of reliability and quality of electricity supply. In 2005, our customers once again enjoyed over 99.999% reliability in electricity supply. Considering the vital importance to Hong Kong of its role as an international financial and commercial centre and the fact that more than 50% of our customers live or work above the fifteenth floor, we believe that maintaining this high standard must continue to be our highest priority, and that it should not in any circumstance be put at risk.

Our operations outside Hong Kong reported an increase of over 90% in operating earnings before proceeds of disposition and non-cash tax adjustments, from HK$445 million in 2004 to HK$846 million in 2005. In addition, the Company also recorded a non-recurring gain of HK$1,560 million on the disposal of part of our interest in our Australian operations in December 2005 (2004: Nil) and non-cash tax adjustments of HK$648 million (2004: HK$290 million).

Results, Final Dividend and Special Dividend

The Group's audited consolidated net profit after tax for the year ended 31st December 2005 was HK$8,562 million (2004 as restated: HK$6,256 million), an increase of 37%. The Directors will recommend a final dividend of HK$1.01 per share and a special dividend of HK$0.73 per share. Together with the interim dividend of HK$0.58 per share, this will give a total dividend of HK$2.32 per share for the year (2004: HK$1.77).

Hong Kong Operations

Unit sales growth in electricity for 2005 was 1.5%. Of the 10,755 million kWh of electricity sold, commercial sales made up 73.2%, domestic sales 22.7% and industrial sales 4.1%. Maximum demand in 2005 was 2,565 MW compared with 2,588 MW in 2004.

Our continuing program to lower emissions from the Lamma Power Station by reducing our reliance on coal-fired generation progressed well in 2005 as construction of our Lamma Power Station Extension for Unit 9, which will be our first gas fired unit, moved towards completion. We expect Unit 9 will be completed and ready to receive gas by mid 2006. During the year, we also added our first renewable energy source for Hong Kong with the construction of Hong Kong's first wind turbine on Lamma Island. The 800 kW turbine started to generate electricity in September 2005 and we are currently evaluating the commercial viability of building additional wind turbine units in the future.

The price of coal remained well above historic levels in 2005 providing challenges for us. We were able in part to mitigate higher coal costs by adjusting the varieties of coal we consume. We expect coal prices will remain volatile in 2006. In 2005, we continued with our improvement and refurbishment of our transmission and distribution system to ensure supply meets demand. The installation of the 275 kV cable circuit from Lamma Island to the Marsh Road switching station made good progress with the laying of the submarine cables across the east Lamma channel commencing in November and construction of the switching station commencing in December.

In 2005, we maintained our record of achieving a supply reliability rating of 99.999%, a mark continuously achieved since 1997. Our customers demonstrated their satisfaction with our service by making a record number of commendations in 2005.

We continued to participate in community and environmental activities in 2005. The Hongkong Electric volunteers' team, which now numbers over 700, undertook various community service activities in 2005. We also continued with our "Smart Power" campaign which aims to promote energy conservation and efficiency among students. During the year, close to 4,000 students from 23 primary schools took part in various activities under this program. In November 2005, we launched a new round of activities with the theme of renewable energy.

International Operations

Our Australian operations continued to perform well in 2005. Solid financial performance was achieved through a combination of increased electricity consumption, customer growth and a focus on operational efficiency. In December 2005, we sold a partial interest in our Australian businesses. This enabled us to realize a substantial part of the increase in value of our investment in the businesses while at the same time maintaining an operating interest in the businesses going forward. Non-recurring gain from this disposition was HK$1,560 million.

In June 2005, we completed the acquisition of a 19.9% stake in Northern Gas distribution networks. Northern Gas is one of eight gas distribution networks in the U.K. The business has already made a strong start in achieving both its operational and financial targets.

In Thailand financing arrangements for the construction of a 1,400 MW gas fired power station in Ratchaburi province have been concluded and construction work is currently scheduled to commence in 2006. The Group has a 25% interest in the project.

Future Development of the Electricity Market in Hong Kong

Hong Kong depends on a reliable and uninterrupted electricity supply to maintain its position as a leading financial and commercial centre and assure the safety and comfort for our dense urban population. For over 100 years since 1890, we have met Hong Kong's needs with an exceptional track record of success. Any proposals to change the existing arrangements for the electricity market in Hong Kong should only be made after very careful and extensive consideration and consultation, and with the agreement of the industry. We will be making a submission to the Government in respect of the stage II consultation paper outlining the Company's concerns regarding the arrangements proposed in that paper particularly as they relate to the permitted rate of return, the duration of the regulatory framework and changes to emission penalties. We will be stating in that submission as we have already publicly stated that certain of the arrangements as currently proposed in the consultation paper are entirely unacceptable to the Company. As we progress through this consultation process, we will continue to work with the Government on the many issues that need to be addressed in the hopes of achieving a reasonable commercial outcome that safeguards the vital interests of our consumers in continued security of supply.

The current high standard of reliability and security of electricity supply in Hong Kong is a fact that is often taken for granted. This should not be the case. In effect, the reliability and security of supply enjoyed by Hong Kong consumers reflects the success of the current scheme of control both in assuring the timely availability of long term investment capital necessary to sustain it, as well as in encouraging a prudent operating and cost structure to deliver it. Any change proposed to be made to the existing electricity supply arrangements must be such that Hong Kong can be absolutely certain that what has been achieved so well in terms of reliability and stability of electricity supply to date will not be placed in jeopardy in future.

Outlook

We expect Hong Kong's economy will remain robust in 2006. However, we also expect continued high coal and natural gas prices to provide challenges for our generating businesses going forward. In Hong Kong, we expect low growth in electricity sales in 2006, continuing the trend we have seen in 2005. Internationally, we will continue to look for suitable investment opportunities to further reduce our earnings reliance on Hong Kong.

On 1st November 2005, Mr. George Magnus retired as Chairman and as an executive director of the Company. Mr. Magnus was appointed an executive director of the Company in 1985 and as Chairman in 1993. I would like, on behalf of the Board, to express our deep appreciation for his valuable advice and contribution over the years. Going forward, I am glad that the Company will continue to benefit from his experience in his capacity as a non-executive director.

The Company's achievements in 2005 could not have been made without the contribution and skill of our employees and the guidance of the Board of Directors and I would like to express my gratitude to them for their efforts in 2005.

Canning Fok Kin-ning
Chairman

Hong Kong, 9th March 2006

FINANCIAL REVIEW

Capital Expenditure, Liquidity, Financial Resources and Gearing Ratio

Capital expenditure during the year amounted to HK$3,005 million, which was primarily funded by cash from operations. Total external borrowings outstanding at year-end were HK$10,645 million (2004: HK$12,997 million), comprising unsecured bank loans, unsecured deferred creditors and debt securities in issue. In addition, the Group has undrawn committed bank facilities of HK$3,465 million (2004: HK$5,376 million) and available liquid funds of HK$4,561 million (2004: HK$1,426 million). Gearing ratio (net debt/shareholders' funds) at 31st December 2005 was 15% (2004: 31%).

Treasury Policies, Financing Activities and Capital Structure

We finance our operations and business expansion by a combination of internal resources, bank borrowings and debt issuance. We manage our financing activities to ensure that committed facilities are available for refinancing and business growth.

Capitalising on the liquidity in debt markets and the low interest rate environment, Hongkong Electric, through its subsidiary Hongkong Electric Finance Limited, issued HK$500 million 4.15% p.a. fixed rate notes due 2015 in May 2005. The issue was made out of the Medium Term Note Programme established in 2002.

In December 2005, the Group disposed of a 22.07% attributable interest in its Australian electricity distribution business. The disposal generated a A$948 million (HK$5,405 million) cash inflow for the Group, A$488 million (HK$2,781 million) of which was utilised to reduce borrowings associated with the investment in the distribution business.

At 31st December 2005, the profile of our external borrowings after taking into account currency and interest rate swaps was as follows:

(1) 68% in Hong Kong dollars and 32% in Australian dollars;

(2) 76% in bank loans, 23% in capital market instruments and 1% in suppliers' credits;

(3) 4% is repayable within 1 year, 87% is repayable between 2 to 5 years and 9% is repayable beyond 5 years;

(4) 65% in fixed rate or capped rate and 35% in floating rate.

Currency and interest rate risks are actively managed in accordance with our treasury policy. We use derivative financial instruments primarily for managing interest rate and foreign currency risks and do not engage in speculative transactions. Treasury transactions are only executed with counterparties with acceptable credit ratings to control credit risk exposure. Foreign currency transaction exposure is managed, utilising forward contracts and interest rate and currency swaps. As at 31st December 2005, approximately 80% of the Group's transaction exposure was either denominated in US dollars or hedged into Hong Kong or US dollars. Currency exposure arising from overseas investments is mitigated by financing those investments with local currency borrowings.

The Group's policy is to maintain a substantial portion of its debt in fixed or capped rate. Interest rate risk is managed by either securing fixed or floating rate borrowings or by using interest rate swaps and caps. The contractual notional amounts of derivative instruments outstanding at 31st December 2005 amounted to HK$10,210 million (2004: HK$20,598 million).

Contingent Liabilities

As at 31st December 2005, the Company has issued guarantees in respect of development security of an associate amounting to HK$33 million (2004: HK$35 million).

The Company has given guarantees and indemnities in respect of bank and other borrowing facilities available to subsidiaries and financial commitments of subsidiaries totalling HK$5,002 million (2004: HK$11,136 million). Out of this amount, HK$4,781 million (2004: HK$9,238 million), while being a contingent liability of the Company, is reflected in the Consolidated Balance Sheet of the Group.

A wholly owned subsidiary of the Company, The Hongkong Electric Company, Limited, has given guarantees to third parties in respect of the value of leased equipment of HK$210 million (2004: HK$210 million) at expiry of the lease.

Employees

The Group continues its policy of pay by performance and market pay rates are monitored to ensure competitiveness is maintained. The Group's total remuneration costs for the year ended 31st December 2005, excluding directors' emoluments, amounted to HK$889 million (2004: HK$945 million). As at 31st December 2005, the Group employed 1,987 (2004: 2,045) permanent staff. No share option scheme is in operation.

Apart from well-established training schemes for university graduates, trainee technicians and apprentices, the Group also provides training for employees in language, computer knowledge and technology relevant to our industry. As well there are job-related courses to enhance the general skills and knowledge of our employees.

OTHER INFORMATION

Purchase, Sale or Redemption of Shares

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's issued shares during the year.

Code on Corporate Governance Practices

With the exception that Non-executive Directors are not appointed for a specific term, the Company has complied with the applicable code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the year ended 31st December 2005. According to the Company's Articles of Association, the Non-executive Directors will retire from office by rotation and be re-elected once every three years.

Proposed Amendments to the Articles of Association

It is proposed that certain amendments be made to the Company's Articles of Association. A special resolution for approving the amendments will be proposed to the shareholders of the Company at the Annual General Meeting to be held on Thursday, 11th May 2006. Particulars of the proposed amendments are set out in the circular which will be sent to shareholders in the near future.

Book Closure

The register of members will be closed from Thursday, 4th May 2006 to Thursday, 11th May 2006, both days inclusive. To qualify for the final dividend and special dividend, all transfers accompanied by the relevant share certificates should be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Wednesday, 3rd May 2006.

Board Composition

As at the date of this announcement, the Directors of the Company are Mr. FOK Kin Ning, Canning (Chairman), Mr. TSO Kai Sum (Group Managing Director), Mr. Andrew J. HUNTER, Mr. KAM Hing Lam, Mr. LEE Lan Yee, Francis, Mr. LI Tzar Kuoi, Victor, Mr. Neil Douglas MCGEE, Mr. Frank John SIXT and Mr. WAN Chi Tin as Executive Directors; Mr. Ronald Joseph ARCULLI, Mrs. CHOW WOO Mo Fong, Susan, Mr. George Colin MAGNUS and Mr. YEE Lup Yuen, Ewan as Non-executive Directors; and Mr. Holger KLUGE, Mr. Ralph Raymond SHEA and Mr. WONG Chung Hin as Independent Non-executive Directors.

AUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST DECEMBER 2005

	Note	2005 *HK$ million*	2004 *HK$ million* restated
Turnover	3	11,622	11,407
Direct costs		(4,038)	(3,999)
		7,584	7,408
Other revenue and net income		1,059	938
Other operating costs		(888)	(760)
Finance costs		(588)	(569)
Operating profit		7,167	7,017
Profit on disposal of interest in associates	4	1,560	—
Share of profits less losses of associates		1,050	419
Profit before taxation	5	9,777	7,436
Income tax:	6		
Current		(1,007)	(1,048)
Deferred		(208)	(132)
		(1,215)	(1,180)
Profit after taxation		8,562	6,256
Scheme of Control transfers *From/(To):*			
Development Fund		—	—
Rate Reduction Reserve		—	—
		—	—
Profit attributable to equity shareholders			
Local activities		5,508	5,521
Overseas activities		3,054	735
Profit for the year		8,562	6,256
Dividends payable to equity shareholders of the Company attributable to the year:	7		
Interim dividend paid during the year		1,238	1,238
Final dividends proposed after the balance sheet date			
Ordinary		2,156	2,540
Special		1,558	—
		4,952	3,778
Earnings per share	8	$4.01	$2.93
Dividends per share	7		
Ordinary		$1.59	$1.77
Special		0.73	—
Total		$2.32	$1.77

CONSOLIDATED BALANCE SHEET AT 31ST DECEMBER 2005

	Note	2005 *HK$ million*	2004 *HK$ million* restated
Non-current assets			
Fixed assets			
— Property, plant and equipment		38,294	38,982
— Assets under construction		5,524	3,810
— Interests in leasehold land held for own use under operating leases		2,440	2,484
		46,258	45,276
Interest in associates		5,780	8,914
Other non-current financial assets		1,682	39
Derivative financial instruments		29	—
Deferred tax assets		14	—
Employee retirement benefit assets		170	296
		53,933	54,525
Current assets			
Inventories		445	466
Trade and other receivables	9	1,090	1,069
Fuel Clause Account		1,079	1,197
Cash and cash equivalents		4,561	1,426
		7,175	4,158
Current liabilities			
Trade and other payables	10	(1,068)	(1,282)
Bank overdrafts — unsecured		(8)	(5)
Current portion of bank loans and other borrowings		(354)	(1,400)
Current taxation		(220)	(229)
		(1,650)	(2,916)
Net current assets		5,525	1,242
Total assets less current liabilities		59,458	55,767
Non-current liabilities			
Interest-bearing borrowings		(10,209)	(10,832)
Deferred creditors and other payables		(52)	(569)
Derivative financial instruments		(287)	—
Customers' deposits		(1,508)	(1,455)
Deferred tax liabilities		(5,382)	(5,237)
Employee retirement benefit liabilities		(335)	(102)
		(17,773)	(18,195)
Rate Reduction Reserve		—	—
Development Fund		—	—
NET ASSETS		41,685	37,572
CAPITAL AND RESERVES			
Share capital		2,134	2,134
Reserves		39,551	35,438
Total equity attributable to equity shareholders of the Company		41,685	37,572

Notes to Annual Results

1. **Review of Annual Results**

   The annual results have been reviewed by the Audit Committee.

   The figures in respect of the preliminary announcement of the Group's results for the year ended 31st December 2005 have been compared by the Company's auditors, KPMG, Certified Public Accountants, to the amounts set out in the Group's financial statements for the year and the amounts were found to be in agreement. The work performed by KPMG in this respect was limited and did not constitute an audit, review or other assurance engagement and consequently no assurance has been expressed by the auditors on this announcement.

2. **Changes in Accounting Policies**

   The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards ("HKFRSs") that are effective for the accounting periods beginning on or after 1st January 2005.

   In 2005, the Group has adopted all the HKFRSs pertinent to its operations. The following sets out information on the significant changes in accounting policies for the current and prior accounting periods reflected in these financial statements.

   Except for the early adoption of the Amendment to HKAS 19 Employee Benefits — Actuarial Gains and Losses, Group Plans and Disclosures, the Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

   (a) **Restatement of Prior Periods and Opening Balances**

   The following tables disclose the adjustments that have been made in accordance with the transitional provisions of the respective HKFRSs to each of the line items in the Consolidated Profit and Loss Account and Consolidated Balance Sheet and other significant related disclosure items as previously reported for the year ended 31st December 2004.

   Effect on the Consolidated Profit and Loss Account for the year ended 31st December 2004

HK$ million	2004 (as previously reported)	Effect of New Policy (increase/(decrease) in profit for the year) HKAS 1 *(note 2(c))*	HKAS 17 *(note 2(e))*	HKAS 28 *(note 2(f))*	Sub-total	2004 (as restated)
Operating profit	7,017	—	—	—	—	7,017
Share of profits less losses of associates	314	129	—	(24)	105	419
Profit before taxation	7,331	129	—	(24)	105	7,436
Income tax:						
Current	(1,048)	—	—	—	—	(1,048)
Deferred	(3)	(129)	—	—	(129)	(132)
	(1,051)	(129)	—	—	(129)	(1,180)
Profit after taxation	6,280	—	—	(24)	(24)	6,256
Scheme of control transfers	—	—	—	—	—	—
Profit attributable to equity shareholders						
Local activities	5,521	—	—	—	—	5,521
Overseas activities	759	—	—	(24)	(24)	735
Profit for the year	6,280	—	—	(24)	(24)	6,256
Earnings per share ($)	2.94	—	—	(0.01)	(0.01)	2.93
Other significant disclosure items:						
Depreciation	(1,805)	—	55	—	55	(1,750)
Amortisation of leasehold land	—	—	(55)	—	(55)	(55)

(Page 2)

Effect on Consolidated Balance Sheet at 31st December 2004

HK$ million	2004 (as previously reported)	Effect of New Policy (increase/(decrease) in net assets) HKAS 17 *(note 2(e))*	HKAS 28 *(note 2(f))*	Sub-total	2004 (as restated)
Non-current assets					
Fixed assets					
— Property, plant and equipment	41,308	(2,326)	—	(2,326)	38,982
— Assets under construction	3,968	(158)	—	(158)	3,810
— Interests in leasehold land held for own use under operating leases	—	2,484	—	2,484	2,484
	45,276	—	—	—	45,276
Interest in associates	9,198	—	(284)	(284)	8,914
Other non-current assets	335	—	—	—	335
	54,809	—	(284)	(284)	54,525
Current assets	4,158	—	—	—	4,158
Current liabilities	(2,916)	—	—	—	(2,916)
Net current assets	1,242	—	—	—	1,242
Total assets less current liabilities	56,051	—	(284)	(284)	55,767
Non-current liabilities	(18,195)	—	—	—	(18,195)
NET ASSETS	37,856	—	(284)	(284)	37,572
CAPITAL AND RESERVES					
Total equity attributable to equity shareholders of the Company					
Share capital	2,134	—	—	—	2,134
Share premium	4,476	—	—	—	4,476
Exchange reserve	428	—	(79)	(79)	349
Revenue reserve	28,278	—	(205)	(205)	28,073
Proposed dividend	2,540	—	—	—	2,540
	37,856	—	(284)	(284)	37,572

(b) **Estimated Effect of Changes in Accounting Policies on the Current Period**

The following tables provide estimates of the extent to which each of the line items in the Consolidated Profit and Loss Account and Consolidated Balance Sheet and other significant related disclosure items for the year ended 31st December 2005 is higher or lower than it would have been had the previous policies still been applied in the year, where it is practicable to make such estimates.

Estimated effect on the Consolidated Profit and Loss Account for the year ended 31st December 2005

HK$ million	Estimated Effect of New Policy (increase/(decrease) in profit for the year) HKAS 1 *(note 2(c))*	HKAS 17 *(note 2(e))*	HKAS 19 *(note 2(i))*	HKAS 28 *(note 2(f))*	HKAS 32 & 39 *(note 2(g))*	Total
Other operating costs	—	—	9	—	18	27
Finance costs	—	—	—	—	1	1
Operating profit	—	—	9	—	19	28
Share of profits less losses of associates	477	—	—	49	—	526
Profit before taxation	477	—	9	49	19	554
Income tax:						
Current	—	—	—	—	—	—
Deferred	(477)	—	(2)	—	—	(479)
	(477)	—	(2)	—	—	(479)
Profit after taxation	—	—	7	49	19	75
Scheme of control transfers	—	—	—	—	—	—
Profit attributable to equity shareholders						
Local activities	—	—	7	—	—	7
Overseas activities	—	—	—	49	19	68
Profit for the year	—	—	7	49	19	75
Earnings per share ($)	—	—	—	0.02	0.01	0.03
Other significant disclosure items:						
Staff costs	—	—	9	—	—	9
Depreciation	—	54	—	—	—	54
Amortisation of leasehold land	—	(54)	—	—	—	(54)

Estimated effect on the Consolidated Balance Sheet at 31st December 2005

HK$ million	Estimated Effect of New Policy (increase/(decrease) in net assets) HKAS 17 *(note 2(e))*	HKAS 19 *(note 2(i))*	HKAS 28 *(note 2(f))*	HKAS 32 & 39 *(note 2(g))*	Total
Non-current assets					
Fixed assets					
— Property, plant and equipment	(2,266)	—	—	—	(2,266)
— Assets under construction	(174)	—	—	—	(174)
— Interests in leasehold land held for own use under operating leases	2,440	—	—	—	2,440
	—	—	—	—	—
Interest in associates	—	—	(220)	59	(161)
Derivative financial instruments	—	—	—	29	29
Employee retirement benefit assets	—	(204)	—	—	(204)
	—	(204)	(220)	88	(336)
Current assets					
Trade and other receivables	—	—	—	32	32
Current liabilities					
Trade and other payables	—	—	—	(4)	(4)
Current portion of bank loans and other borrowings	—	—	—	(2)	(2)
	—	—	—	(6)	(6)
Net current assets	—	—	—	26	26
Total assets less current liabilities	—	(204)	(220)	114	(310)
Non-current liabilities					
Interest-bearing borrowings	—	—	—	196	196
Derivative financial instruments	—	—	—	(287)	(287)
Deferred tax liabilities	—	75	—	—	75
Employee retirement benefit liabilities	—	(226)	—	—	(226)
	—	(151)	—	(91)	(242)
NET ASSETS	—	(355)	(220)	23	(552)
CAPITAL AND RESERVES					
Total equity attributable to equity shareholders of the Company					
Exchange reserve	—	—	(41)	—	(41)
Hedging reserve	—	—	—	2	2
Revenue reserve	—	(355)	(179)	21	(513)
	—	(355)	(220)	23	(552)

(c) **Changes in Presentation of Shares of Associates' Taxation (HKAS 1, Presentation of Financial Statements)**

In prior years, the Group's share of taxation of associates accounted for using the equity method was included as part of the Group's income tax in the Consolidated Profit and Loss Account. With effect from 1st January 2005, in accordance with the implementation guidance in HKAS 1, the Group has changed the presentation and includes the share of taxation of associates accounted for using the equity method in the respective shares of profit or loss reported in the Consolidated Profit and Loss Account before arriving at the Group's profit or loss before tax. These changes in presentation have been applied retrospectively with comparatives restated as shown in note 2(a).

(d) **Amortisation of Positive and Negative Goodwill (HKFRS 3, Business Combinations and HKAS 36, Impairment of Assets)**

In prior periods:

— positive or negative goodwill which arose prior to 1st January 2001 was taken directly to reserves at the time it arose, and was not recognised in the Profit and Loss Account until disposal or impairment of the acquired business;

— positive goodwill which arose on or after 1st January 2001 was amortised on a straight line basis over its useful life and was subject to impairment testing when there were indication of impairment; and

— negative goodwill which arose on or after 1st January 2001 was amortised over the weighted average useful life of the depreciable/amortisable non-monetary assets acquired, except to the extent it related to identified expected future losses as at the date of acquisition. In such cases it was recognised in the Profit and Loss Account as those expected losses were incurred.

With effect from 1st January 2005, in order to comply with HKFRS 3 and HKAS 36, the Group has changed its accounting policies relating to goodwill. Under the new policy, the Group no longer amortises positive goodwill but tests it at least annually for impairment. Also with effect from 1st January 2005 and in accordance with HKFRS 3, if the fair value of the net assets acquired in a business combination exceeds the consideration paid (i.e. an amount arises which would have been know as negative goodwill under the previous accounting policy), the excess is recognised immediately in the profit or loss as it arises.

The change in accounting policy relating to positive and negative goodwill had no effect to the Group's financial statements, as there were no positive or negative goodwill balances deferred as at 31st December 2004.

(e) **Leasehold Land and Buildings (HKAS 17, Leases)**

In prior years, leasehold land and buildings held for own use were stated at cost less accumulated depreciation and accumulated impairment losses.

With effect from 1st January 2005, in order to comply with HKAS 17, the Group has adopted a new policy for leasehold land held for own use. Under the new policy, the leasehold interest in the land held for own use is accounted for as being held under an operating lease where the fair value of the interest in any buildings situated on the leasehold land could be measured separately from the fair value of the leasehold interest in the land at the time the lease was first entered into by the Group, or taken over from the previous lessee, or at the date of construction of those buildings, if later.

Any buildings held for own use which are situated on such land leases continue to be presented as part of property, plant and equipment.

The adjustments for each consolidated financial statement line affected for the years ended 31st December 2004 and 2005 are set out in notes 2(a) and 2(b).

(f) **Share of Losses of Associates (HKAS 28, Investments in Associates)**

In prior years, when the Group's share of losses exceeded its interest in the associate, the Group's interest was reported at nil and recognition of further losses was discontinued.

With effect from 1st January 2005, in order to comply with HKAS 28, recognition of the share of associate's losses under equity method is broadened by including other long-term non-equity interests, which in substance form part of the net investment of an associate.

HKAS 28 has been applied retrospectively. The adjustments for each consolidated financial statement line affected for the years ended 31st December 2004 and 2005 are set out in notes 2(a) and 2(b).

(g) **Financial Instruments (HKAS 32, Financial Instruments: Disclosure and Presentation and HKAS 39, Financial Instruments: Recognition and measurement)**

With effect from 1st January 2005, in order to comply with HKAS 32 and HKAS 39, the Group has changed its accounting policies relating to financial instruments. Further details of the changes are as follows:

(i) *Investments in Debt and Equity Securities*

In prior years, equity investments held on a continuing basis for an identifiable long-term purpose were classified as investment securities and stated at cost less provision. Other investments in securities (including those held for trading and for non-trading purposes) were at fair value with changes in fair value recognised in profit or loss, with the exception of dated debt securities being held to maturity.

With effect from 1st January 2005 and in accordance with HKAS 39, all investments, with the exception of securities held for trading purposes, dated debt securities being held to maturity and certain unquoted equity investments, are classified as available-for-sale securities and carried at fair value. Changes in the fair value of available-for-sale securities are recognised in equity, unless there is objective evidence that an individual investment has been impaired.

(ii) *Derivative Financial Instruments*

In prior years, derivative financial instruments entered into by management to hedge the interest rate risk of a recognised asset or liability or the foreign currency risk of a committed future transaction were recognised on an "accrual basis" with reference to the timing of recognition of the hedged transaction.

With effect from 1st January 2005, and in accordance with HKAS 39, all derivative financial instruments entered into by the Group are stated at fair value. Changes in the fair value of derivatives held as hedging instruments in a cash flow hedge are recognised in equity to the extent that the hedge is effective and until the hedged transaction occurs. Any other changes in fair value of the derivatives is recognised in profit or loss.

(iii) *Description of Transitional Provisions and Effect of Adjustments*

The changes in accounting policies relating to accounting for investments in debt and equity securities and derivatives were adopted by way of opening balance adjustments to certain reserves as at 1st January 2005. The adjustments included re-designation of other investments with a carrying value HK$39 million at 31st December 2004 as available-for-sale securities at 1st January 2005. Comparative amounts have not been restated as this is prohibited by the transitional arrangements in HKAS 39.

The adjustments for each consolidated financial statement line affected for the year ended 31st December 2005 are set out in note 2(b).

(h) **Definition of Related Parties (HKAS 24, Related Party Disclosures)**

As a result of the adoption of HKAS 24, the definition of related parties has been expanded to clarify that related parties include entities that are under the significant influence of a related party that is an individual (i.e. key management personnel, significant shareholders and/or their close family members) and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group. The clarification of the definition of related parties has not resulted in any material changes to the previously reported disclosures made in the current period, as compared to those that would have been reported had SSAP 20, related party disclosures still been in effect.

(i) **Actuarial Gains and Losses (Amendment to HKAS 19, Employee Benefits — Actuarial Gains and Losses, Group Plans and Disclosures)**

In prior years, cumulative unrecognised actuarial gains and losses, to the extent of the amount in excess of 10% of the greater of the present value of the defined benefit obligations and the fair value of scheme assets, were recognised in the profit or loss over the expected average remaining working lives of employees participating in the scheme. Otherwise, the actuarial gain or loss was not recognised.

The Group has early adopted the Amendment to HKAS 19 with effect from 1st January 2005. Amendment to HKAS 19 provides an option to recognising actuarial gains and losses in full in the period in which they occur, outside profit or loss, in equity. The Group has elected to take the option to recognise all actuarial gains and losses in equity.

This change in accounting policy has been applied prospectively. The main reason for not applying Amendment to HKAS 19 retrospectively is that the management considered the impact is immaterial and is not practical to do so. The adjustments for each consolidated financial statement line affected for the year ended 31st December 2005 are set out in note 2(b).

3. ***Turnover and Segment Information***

(a) Business Segments
For the year ended 31st December

HK$ million	Sales of Electricity 2005	Sales of Electricity 2004	Infrastructure Investments 2005	Infrastructure Investments 2004 restated	Unallocated & Other Items 2005	Unallocated & Other Items 2004	Consolidated 2005	Consolidated 2004 restated
Revenue								
Group turnover	11,575	11,356	—	—	47	51	11,622	11,407
Other revenue	47	52	—	—	110	7	157	59
Segment revenue	11,622	11,408	—	—	157	58	11,779	11,466
Result								
Segment result	6,783	6,744	—	—	70	(37)	6,853	6,707
Interest income	—	—	840	848	62	31	902	879
Finance costs	(128)	(83)	(460)	(486)	—	—	(588)	(569)
Operating profit	6,655	6,661	380	362	132	(6)	7,167	7,017
Profit on disposal of interest in associates	—	—	1,560	—	—	—	1,560	—
Share of profits less losses of associates	—	—	1,049	417	1	2	1,050	419
Profit before taxation	6,655	6,661	2,989	779	133	(4)	9,777	7,436
Income tax	(1,218)	(1,180)	(1)	—	4	—	(1,215)	(1,180)
Profit after taxation	5,437	5,481	2,988	779	137	(4)	8,562	6,256
Scheme of Control transfers	—	—	—	—	—	—	—	—
Profit attributable to equity shareholders	5,437	5,481	2,988	779	137	(4)	8,562	6,256

(b) Geographical Segments
For the year ended 31st December

HK$ million	Hong Kong 2005	Hong Kong 2004	Australia 2005	Australia 2004 restated	Unallocated & Other Items 2005	Unallocated & Other Items 2004	Consolidated 2005	Consolidated 2004 restated
Revenue								
Group turnover	11,607	11,394	—	2	15	11	11,622	11,407
Other revenue	53	56	—	—	104	3	157	59
Segment revenue	11,660	11,450	—	2	119	14	11,779	11,466
Result								
Segment result	6,787	6,751	13	1	53	(45)	6,853	6,707
Interest income	62	31	837	846	3	2	902	879
Finance costs	(128)	(83)	(460)	(486)	—	—	(588)	(569)
Operating profit	6,721	6,699	390	361	56	(43)	7,167	7,017
Profit on disposal of interest in associates	—	—	1,560	—	—	—	1,560	—
Share of profits less losses of associates	1	2	1,064	435	(15)	(18)	1,050	419
Profit before taxation	6,722	6,701	3,014	796	41	(61)	9,777	7,436
Income tax	(1,214)	(1,180)	—	—	(1)	—	(1,215)	(1,180)
Profit after taxation	5,508	5,521	3,014	796	40	(61)	8,562	6,256
Scheme of Control transfers	—	—	—	—	—	—	—	—
Profit attributable to equity shareholders	5,508	5,521	3,014	796	40	(61)	8,562	6,256

4. **Profit on Disposal of Interest in Associates**

Profit on disposal of interest in associates represents a profit on the disposal of approximately 22.07% attributable interest in each of ETSA Utilities and CKI/HEI Electricity Distribution Holdings (Australia) Pty Ltd. in 2005.

5. **Profit before Taxation**

Profit before taxation is shown after charging/(crediting):

	2005 *HK$ million*	2004 *HK$ million* restated
Depreciation	1,773	1,750
Amortisation of leasehold land	54	55
Fixed assets written off	21	20
Profit on disposal of available-for-sale equity securities	(21)	—
Net profit on disposal of fixed assets	(25)	(30)
Share of associates' taxation	(477)	(92)

6. **Income Tax**

	2005 *HK$ million*	2004 *HK$ million* restated
Current Tax — Hong Kong Profits Tax		
Provision for the year	1,006	1,048
Current Tax — Overseas		
Provision for the year	1	—
Deferred Tax		
Origination and reversal of temporary differences	208	132
Total income tax expenses	1,215	1,180

Hong Kong Profits Tax has been provided for at the rate of 17.5% (2004: 17.5%) based on the estimated assessable profit for the year. Overseas taxation has been provided for at the applicable rate on the estimated assessable profit.

7. **Dividends**

	2005 *HK$ million*	2004 *HK$ million*
Interim dividend declared and paid of *58 cents per ordinary share* (2004: 58 cents per ordinary share)	1,238	1,238
Final dividends proposed after the balance sheet date of:		
Ordinary — $1.01 per ordinary share (2004: $1.19 per ordinary share)	2,156	2,540
Special — $0.73 per ordinary share (2004: nil)	1,558	—
	4,952	3,778

The final dividends proposed after the balance sheet date are based on 2,134,261,654 ordinary shares (2004: 2,134,261,654 ordinary shares), being the total number of issued shares at the year end. The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

8. **Earnings Per Share**

The calculation of earnings per share is based on the profit attributable to equity shareholders of the Company of HK$8,562 million (2004 restated: HK$6,256 million) and 2,134,261,654 ordinary shares (2004: 2,134,261,654 ordinary shares) in issue throughout the year.

9. **Trade and Other Receivables**

	2005 *HK$ million*	2004 *HK$ million*
Demand Side Management account	—	46
Derivative financial instruments	32	—
Debtors *(see note (a) below)*	1,058	1,023
	1,090	1,069

(a) Debtors' ageing is analysed as follows:

	2005	2004
Within 1 month	555	528
1 to 3 months overdue	28	25
More than 3 months overdue but less than 12 months overdue	10	10
Total trade debtors *(see note (b) below)*	593	563
Deposits, prepayments and other receivables	465	460
	1,058	1,023

(b) Electricity bills issued to domestic, small industrial, commercial and miscellaneous customers of electricity supplies are due upon presentation whereas maximum demand customers are allowed a credit period of 16 working days. If settlements by maximum demand customers are received after the credit period, The Hongkong Electric Company, Limited is entitled to add a surcharge of 5% to the respective bills.

10. **Trade and Other Payables**

	2005 *HK$ million*	2004 *HK$ million*
Creditors *(see note below)*	1,042	1,070
Current portion of deferred creditors	22	212
Derivative financial instruments	4	—
	1,068	1,282

Creditors' ageing is analysed as follows:

	2005	2004
Due within 1 month	358	440
Due after 1 month but within 3 months	170	236
Due after 3 months but within 12 months	485	366
	1,013	1,042
Other payables	29	28
	1,042	1,070

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of the Company will be held in the Ballroom, 1st Floor, The Harbour Plaza, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Thursday, 11th May 2006 at 12:00 noon for the following purposes:

Ordinary Business

1. To receive and consider the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st December 2005.
2. To declare a final dividend and a special dividend.
3. To re-elect retiring Directors.
4. To appoint Auditors and authorise the Directors to fix their remuneration.

Special Business

5. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

"**THAT**:

(a) a general mandate be and is hereby unconditionally given to the Directors during the Relevant Period to issue and dispose of additional shares of the Company not exceeding twenty per cent of the existing issued share capital of the Company as at the date of passing this resolution, such mandate to include the granting of offers or options (including bonds and debentures convertible into shares of the Company) which might be exercisable or convertible during or after the Relevant Period; and

(b) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:—

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

6. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

"**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period of all the powers of the Company to repurchase shares of HK$1.00 each in the issued capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the number of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed ten per cent of the number of shares of the Company in issue at the date of this resolution; and

(c) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:—

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

7. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

"**THAT** the general mandate granted to the Directors to allot, issue and deal with additional shares pursuant to Resolution 5 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of any share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution 6 set out in the notice convening this meeting, provided that such amount shall not exceed ten per cent of the aggregate nominal amount of the existing issued share capital of the Company as at the date of passing the relevant resolution."

8. To consider and, if thought fit, pass the following resolution as a Special Resolution:

"**THAT** the Articles of Association of the Company be altered by:

(a) adding the following definition in Article 2 immediately after the definition of "Associate":—

"Clearing House" shall mean a recognised clearing house within the meaning of Part 1 of Schedule 1 to the Securities and Futures Ordinance (Chapter 571) of the laws of Hong Kong as modified from time to time.

(b) deleting the existing Article 78 and substituting therefor the following new Article:—

"78. The Chairman of the Board of Directors, failing whom the Deputy Chairman or the Managing Director, shall preside as chairman at every General Meeting. If there be no such Chairman, Deputy Chairman or Managing Director, or if at any meeting none of them is willing to take the chair or is present within fifteen minutes after the time appointed for holding the meeting, the Directors present shall choose one of their number, (and if no Director be present, or if all the Directors present decline to take the chair, the members present shall choose one of their number) to be chairman of the meeting."

(c) adding the following new Article immediately after Article 96:—

"96A. Any Clearing House (or its nominee(s)) which is a member of the Company may authorise or appoint such person(s) as it thinks fit to act as its representative(s) or proxy(ies) at any meeting of the Company or of any class of members of the Company provided that, if more than one person is so authorised or appointed, the authorisation or instrument of proxy shall specify the number and class of shares in respect of which each such person is so authorised or appointed. A person so authorised or appointed shall be entitled to exercise the same powers on behalf of the Clearing House (or its nominee(s)) which he represents as that Clearing House (or its nominee(s)) could exercise as if he were an individual member of the Company including, where applicable, the right to vote individually on a show of hands notwithstanding any contrary provisions contained in these Articles."

(d) adding the following new Article immediately after Article 100:—

"100A. An Alternate Director shall be responsible and liable for his own act, omission and default. An Alternate Director shall not be deemed to be an agent of the Director who appoints him. The Director who appoints the Alternate Director shall not be vicariously liable for any acts, including but not limited to any tort, committed by the Alternate Director while acting in the capacity of Alternate Director."

(e) deleting in Article 106(d) the words "or if he be absent from Hong Kong for a greater period than six months without such consent previously obtained.""

By Order of the Board
Lillian Wong
Company Secretary

Hong Kong, 9th March 2006

NOTES:

(1) At the Annual General Meeting, the Chairman of the Meeting will exercise his power under Article 80 of the Company's Articles of Association to put each of the above resolutions to the vote by way of a poll.

(2) A member of the Company entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and on a poll, vote for him. (The number of proxies appointed by any member who is a holder of two or more shares shall not exceed two). A proxy need not be a member. To be valid, all proxies must be deposited at the registered office of the Company, 44 Kennedy Road, Hong Kong, not later than 48 hours before the time for holding the Meeting.

(3) The register of members will be closed from Thursday, 4th May 2006 to Thursday, 11th May 2006, both days inclusive. To qualify for the final dividend and special dividend, all transfers accompanied by the relevant share certificates should be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Wednesday, 3rd May 2006.

(4) Regarding Resolution 3 above, Mr. Neil McGee and Mr Wan Chi-tin will retire pursuant to Article 99 of the Company's Articles of Association, while Mr. Ralph Raymond Shea and Mr. Wong Chung-hin will retire under Article 116. All of the aforementioned Directors, being eligible, will offer themselves for re-election at the Meeting. For particulars of these Directors required to be disclosed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), shareholders may refer to the circular mentioned in Note (6) below.

(5) With reference to Resolutions 5 and 7 above, the Directors wish to state that they have no immediate plans to issue any new shares in the Company.

(6) With reference to Resolution 6 above, the Directors wish to state that they will exercise the powers conferred thereby to repurchase shares in circumstances which they deem appropriate for the benefit of the shareholders. The explanatory statement containing the information relating to the repurchase of shares, as required by the Listing Rules, will be despatched to the members together with the 2005 annual report.

(7) Regarding Resolution 8 above, the proposed amendments to the Company's Articles of Association are set out in the circular mentioned in Note (6) above.

由二零零五年一月一日起，根據香港會計準則第三十九號之規定，所有投資（持作交易證券、持有至到期之有期債務證券及若干無報價股本投資除外）均分類為可供出售證券，及按公平價值列賬。除有客觀證據證明個別投資出現減值外，可供出售證券之公平價值之變動於權益內確認。

(ii) *衍生金融工具*

於過往年度，管理層曾訂立衍生金融工具對沖已確認資產或負債之利率風險或對沖已訂約未來交易之外匯風險。該等衍生金融工具乃參考對沖交易之確認時間按「應計基準」予以確認。

自二零零五年一月一日起及遵照香港會計準則第三十九號之規定，本集團訂立之所有衍生金融工具均按公平價值列賬。作現金流量對沖用途對沖工具之衍生工具，其公平價值之變動會於權益內確認，惟以該對沖之有效部分為限及至有關交易發生時為止。衍生工具公平價值之任何其他變動均會在損益表中予以確認。

(iii) *有關過渡性條文及調整影響之陳述*

有關債務證券、股本證券及衍生工具投資之會計處理，會計政策之變動，乃透過對若干儲備於二零零五年一月一日之期初結餘作出調整而採納。該等調整包括將賬面值於二零零四年十二月三十一日為港幣三千九百萬元之其他投資重列為於二零零五年一月一日之可供出售證券。由於受香港會計準則第三十九號所載之過渡性安排所禁止，故並無重列可資比較賬款。

於截至二零零五年十二月三十一日止年度受影響之各綜合財務報表分項所作之調整載於附註二(b)內。

(h) 有關連人士之定義（香港會計準則第二十四號「有關連人士披露」）

由於採納香港會計準則第二十四號，有關連人士之定義經已擴大，並澄清有關連人士包括可受個人（即主要管理人員、主要股東及／或其直系親屬成員）重大影響之公司及提供福利予本集團僱員之離職後福利計劃或其他與本集團有關連之實體。假設會計實務準則第二十號「有關連人士披露」仍然生效，相較根據該準則作出之呈報，澄清有關連人士之定義並無對本期所披露，且過往已披露之有關連人士交易構成任何重大影響。

(i) 精算損益（香港會計準則第十九號修訂本「僱員福利－精算損益、集團計劃及披露」）

於過往年度，倘累計未確認精算損益超過界定福利義務之現值與退休金計劃資產公平價值兩者中較高者之百分之十，則按參與計劃僱員之預計餘下平均工作年期於損益表內確認，否則精算損益將不予確認。

本集團已自二零零五年一月一日起提前採納香港會計準則第十九號修訂本。香港會計準則第十九號修訂本容許選擇在權益表內（即在損益表外）確認期內產生之所有精算損益。本集團已選擇採納以在權益表內確認所有精算損益。

該項會計政策之變動按未來適用法處理。不追溯應用香港會計準則第十九號修訂本的原因是管理層認為影響並非重大且不適宜。就截至二零零五年十二月三十一日止年度受影響之各綜合財務報表分項之調整載於附註二(b)。

三. 營業額及分部資料

(a) 業務分部
截至十二月三十一日止年度

港幣百萬元計	電力銷售 2005	電力銷售 2004	基建投資 2005	基建投資 2004 重報	未分配及其他項目 2005	未分配及其他項目 2004	綜合 2005	綜合 2004 重報
收入								
集團營業額	11,575	11,356	—	—	47	51	11,622	11,407
其他收入	47	52	—	—	110	7	157	59
分部收入	11,622	11,408	—	—	157	58	11,779	11,466
業績								
分部業績	6,783	6,744	—	—	70	(37)	6,853	6,707
利息收入	—	—	840	848	62	31	902	879
財務成本	(128)	(83)	(460)	(486)	—	—	(588)	(569)
經營溢利	6,655	6,661	380	362	132	(6)	7,167	7,017
出售聯營公司權益溢利	—	—	1,560	—	—	—	1,560	—
應佔聯營公司溢利減虧損	—	—	1,049	417	1	2	1,050	419
除稅前溢利	6,655	6,661	2,989	779	133	(4)	9,777	7,436
所得稅	(1,218)	(1,180)	(1)	—	4	—	(1,215)	(1,180)
除稅後溢利	5,437	5,481	2,988	779	137	(4)	8,562	6,256
管制計劃調撥	—	—	—	—	—	—	—	—
股東應佔溢利	5,437	5,481	2,988	779	137	(4)	8,562	6,256

(b) 地區分部
截至十二月三十一日止年度

港幣百萬元計	香港 2005	香港 2004	澳洲 2005	澳洲 2004 重報	未分配及其他項目 2005	未分配及其他項目 2004	綜合 2005	綜合 2004 重報
收入								
集團營業額	11,607	11,394	—	2	15	11	11,622	11,407
其他收入	53	56	—	—	104	3	157	59
分部收入	11,660	11,450	—	2	119	14	11,779	11,466
業績								
分部業績	6,787	6,751	13	1	53	(45)	6,853	6,707
利息收入	62	31	837	846	3	2	902	879
財務成本	(128)	(83)	(460)	(486)	—	—	(588)	(569)
經營溢利	6,721	6,699	390	361	56	(43)	7,167	7,017
出售聯營公司權益溢利	—	—	1,560	—	—	—	1,560	—
應佔聯營公司溢利減虧損	1	2	1,064	435	(15)	(18)	1,050	419
除稅前溢利	6,722	6,701	3,014	796	41	(61)	9,777	7,436
所得稅	(1,214)	(1,180)	—	—	(1)	—	(1,215)	(1,180)
除稅後溢利	5,508	5,521	3,014	796	40	(61)	8,562	6,256
管制計劃調撥	—	—	—	—	—	—	—	—
股東應佔溢利	5,508	5,521	3,014	796	40	(61)	8,562	6,256

四. 出售聯營公司權益溢利

此乃於二零零五年出售分別於ETSA Utilities及CKI/HEI Electricity Distribution Holdings (Australia) Pty Ltd.之聯營公司之應佔權益約百分之二十二點零七之溢利。

五. 除稅前溢利

除稅前溢利已扣除／（計入）下列項目：

	2005 *港幣百萬元計*	2004 *港幣百萬元計* 重報
折舊	1,773	1,750
租約土地攤銷	54	55
固定資產註銷	21	20
出售可供出售股本證券溢利	(21)	—
變賣固定資產溢利淨額	(25)	(30)
應佔聯營公司之稅項	(477)	(92)

六. 所得稅

	2005 *港幣百萬元計*	2004 *港幣百萬元計* 重報
本期稅項 — 香港利得稅		
本年度準備	1,006	1,048
本期稅項 — 海外		
本年度準備	1	—
遞延稅項		
產生及撥回暫記差額	208	132
所得稅支出總額	1,215	1,180

香港利得稅準備乃按照本年度的估計應課稅溢利以稅率百分之十七點五（二零零四年為百分之十七點五）計算。海外稅項準備乃按照估計應課稅溢利以適用的稅率計算。

七. 股息

	2005 *港幣百萬元計*	2004 *港幣百萬元計*
已宣告並派發之中期股息 每股普通股五角八分 （二零零四年為每股普通股五角八分）	1,238	1,238
於結算日後建議分派末期股息 每股普通股： 普通 — 一元零一分（二零零四年為每股普通股一元一角九分）	2,156	2,540
特別 — 七角三分（二零零四年無）	1,558	—
	4,952	3,778

在結算日後建議分派的末期股息以2,134,261,654普通股（二零零四年為2,134,261,654普通股）計算，該股數乃年終時發行股本之總數。在結算日後建議分派的末期股息於結算日尚未確認為負債。

八. 每股溢利

每股溢利是按照本年度本公司股東應佔溢利港幣八十五億六千二百萬元（二零零四年重報為港幣六十二億五千六百萬元）及本年度已發行2,134,261,654普通股（二零零四年為2,134,261,654普通股）計算。

九. 應收營業及其他賬項

	2005 *港幣百萬元計*	2004 *港幣百萬元計*
電力需求管理賬	—	46
衍生金融工具	32	—
應收賬項 *（參閱下列附註(a)）*	1,058	1,023
	1,090	1,069

（第二頁）

(a) 應收賬項賬齡分析如下：

	2005	2004
少於一個月	555	528
一至三個月過期未付	28	25
超過三個月但少於十二個月過期未付	10	10
總應收營業賬項 *（參閱下列附註(b)）*	593	563
定金、預付款項及其他應收賬項	465	460
	1,058	1,023

(b) 發給家庭、小型工業、商業及雜項供電客戶的電費賬單，收到時已到期，須立即繳付。發給最高負荷供電客戶的賬單，將給予十六個工作天的信用期限。最高負荷供電客戶如在信用期限後付賬，則香港電燈有限公司可另加百分之五附加費於賬單內。

十. 應付營業及其他賬項

	2005 *港幣百萬元計*	2004 *港幣百萬元計*
應付賬項 *（參閱下列附註）*	1,042	1,070
遞延應付賬項流動部分	22	212
衍生金融工具	4	—
	1,068	1,282
應付賬項賬齡分析如下：		
一個月內到期	358	440
一個月後但三個月內到期	170	236
三個月後但十二個月內到期	485	366
	1,013	1,042
其他應付賬項	29	28
	1,042	1,070

股東週年大會通告

茲定於二零零六年五月十一日星期四中午十二時假座香港九龍紅磡德豐街二十號海逸酒店一樓大禮堂舉行股東週年大會，討論下列事項：

作為普通事項

（一）省覽本公司截至二零零五年十二月三十一日止年結及董事局與核數師報告書。
（二）宣派末期股息及特別股息。
（三）重選退任董事。
（四）聘任核數師及授權董事局議定其酬金。

作為特別事項

（五）考慮及認為適當時，通過下列決議案為普通決議案：

「動議：
（甲）無條件授權董事局在有關期間內發行及處置不超過本公司於本決議案通過日已發行股本額百分之二十之本公司新股份，此項授權包括授予或於有關期間或其後行使之售股建議或購股權（包括可轉換為本公司股份之債券及債權證）；及
（乙）就本決議案而言：
「有關期間」乃指由本決議案通過之日直至下列三者中較早日期止之期間：
(i) 本公司下屆股東週年大會結束；
(ii) 依據法例規定本公司下屆股東週年大會須予召開之期限屆滿之日；及
(iii) 本決議案經由本公司股東於股東大會上通過普通決議案將之撤銷或修訂之日。」

（六）考慮及認為適當時，通過下列決議案為普通決議案：

「動議：
（甲）在下文（乙）段之規限下，一般性及無條件批准董事局在有關期間內，根據所有適用法例及不時修訂之香港聯合交易所有限公司證券上市規則之要求，行使本公司之一切權力以購回本公司已發行股本中每股面值港幣一元之股份；
（乙）本公司按照上文（甲）段之批准可購回股份之數量不得超過本公司於本決議案通過之日已發行股份總數之百分之十；及
（丙）就本決議案而言：
「有關期間」乃指由本決議案通過之日直至下列三者中較早日期止之期間：
(i) 本公司下屆股東週年大會結束；
(ii) 依據法例規定本公司下屆股東週年大會須予召開之期限屆滿之日；及
(iii) 本決議案經由本公司股東於股東大會上通過普通決議案將之撤銷或修訂之日。」

（七）考慮及認為適當時，通過下列決議案為普通決議案：

「動議擴大董事局根據本屆大會通告所載之第五項決議案發行及處置新股之授權，在其上另加相當於本公司根據本屆大會通告所載之第六項普通決議案授權購回之本公司股本總面額之數額，但該數額不得超過本公司於有關決議案通過日已發行股本總面額之百分之十。」

（八）考慮及認為適當時，通過下列決議案為特別決議案：

「動議本公司之組織章程細則修訂如下：
（甲）於細則第2條中緊隨「聯繫人士」之定義後加上以下定義：
「結算所」指被認可之結算所，與不時修訂之香港法例第571章《證券及期貨條例》附表1第1部分所載定義相同。」
（乙）刪除現有細則第78條並由下列新細則取代：
「78. 董事會主席將出任各股東大會之主席，如其未克出席則由副主席或董事總經理出任。倘無該等主席、副主席或董事總經理或倘於任何大會上彼等概不願意出任大會主席或於大會之指定舉行時間起計十五分鐘內並無出席大會，則出席之董事須於彼等其中選出一人（及倘無董事出席或倘所有出席董事拒絕出任主席，則出席之股東須於彼等其中選出一人）出任大會主席。」
（丙）於緊隨細則第96條後加上以下新細則：
「96A. 任何為本公司股東之結算公司（或其代理人）可授權或委任其認為合適之該（等）人士在本公司任何大會或本公司任何類別股東大會上出任其代表或受委代表，惟倘超過一名人士按此獲授權或委任，則該項授權或代表委任文據須指明每名按此獲授權或委任之人士所代表之股份數目及類別。在無違反此等細則條文之情況下，按此獲授權或委任之人士有權代表結算所（或其代理人）行使該結算所（或其代理人）可予行使之權力，猶如該名人士為本公司之個人股東而擁有相同之權力，包括個人舉手表決權。」
（丁）於緊隨細則第100條後加上以下新細則：
「100A. 替任董事須對本身之行為、疏忽與錯失負責與承擔責任。替任董事不應被視為委任其出任替任董事之董事之代理人。委任替任董事之董事毋須代替任董事負責其任何行為，包括但不限於替任董事於履行替任董事職務時所作之任何侵權行為。」
（戊）刪除細則第106(d)條「或倘其在未取得有關事先同意之情況下離開香港超過六個月期間」之字眼。」

承董事局命
公司秘書
黃劍華

香港，二零零六年三月九日

附註：

（一）於股東週年大會舉行時，會議之主席將行使其在本公司章程細則第八十條賦予之權力，將上文每項決議案以投票方式表決。
（二）有權出席投票之股東，均有權委任代表出席及於採用投票方式表決時代其投票。（任何持有兩股股份或以上之股東不得委任超過兩名代表）。代表人不必為本公司股東。根據本公司章程細則，委派代表書須於股東大會舉行前四十八小時交達本公司註冊辦事處，地址為香港堅尼地道四十四號。
（三）本公司將由二零零六年五月四日星期四至二零零六年五月十一日星期四（首尾兩日包括在內）暫停辦理股票過戶工作。凡擬獲派末期股息及特別股息者，務須於二零零六年五月三日星期三下午四時前，將過戶文件連同有關股票送達股權登記處香港中央證券登記有限公司，地址為香港皇后大道東一百八十三號合和中心十七樓一七一二至一七一六室。
（四）就上述第三項議程之決議案，霍建寧先生及尹志田先生將根據本公司章程細則第九十九條告退，而余頌平先生及黃頌顯先生則根據章程細則第一百一十六條告退。上述董事如再度被選，願繼續連任。有關根據香港聯合交易所有限公司證券上市規則（「上市規則」）而須披露該等董事之資料，股東可參閱下述附註（六）所述之函件。
（五）就上述第五項及第七項議程之決議案，董事局表明現時並無計劃發行任何新股。
（六）就上述第六項議程之決議案，董事局表明將於認為符合股東利益之情況下行使授權購回本公司股份。就上市規則之要求詳載建議購回股份之說明文件，將連同二零零五年度年報另函寄予各股東。
（七）有關上述第八項議程之決議案，建議對本公司章程細則之修訂載於上述附註（六）所述之函件內。

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(在香港註冊成立之有限公司)

(股份代號：006)

二零零五年全年業績

董事局主席報告

本集團的本地和海外業務在二零零五年度業績表現各異。來自本地電力業務的溢利為港幣五十五億八百萬元，而二零零四年則為港幣五十五億二千一百萬元。另一方面，藉以減低依賴香港溢利的國際投資策略在二零零五年取得非常傑出成績，相對於二零零四年的港幣七億三千五百萬元，年內溢利為港幣三十億五千四百萬元。

集團之香港電力業務已連續三年在管制計劃的框架下賺取少於准許利潤的水平。於二零零五年，准許利潤的差額，連同給予客戶的特別折扣，約為港幣十億元，令致公司在過去三年，為使客戶受惠而收取較低的電費，合共少收准許利潤超過港幣二十億元。此外，集團亦沒有按管制計劃所賦予的權力增收額外電費以建立發展基金。儘管如此，港燈仍一直把供電可靠性和電力服務保持在最高水平。於期內，客戶繼續享有可靠程度逾99.999%的供電服務。香港作為國際金融及商業中心，加上港燈超過一半的客戶工作或居住於大廈內十五樓或以上，集團深信必需繼續以維持該項高標準為首要目標，且在任何情況下都不容降低以上標準。

香港以外地區的業務，未計出售所得收益及非現金稅項調整前溢利，由二零零四年的港幣四億四千五百萬元，增至二零零五年的港幣八億四千六百萬元，升幅百分之九十。此外，集團於二零零五年十二月出售澳洲業務部分權益，錄得港幣十五億六千萬元的非經常性收益（二零零四年：零）及港幣六億四千八百萬元的非現金稅項調整（二零零四年：港幣二億九千萬元）。

業績、末期股息及特別股息

集團截至二零零五年十二月三十一日止年度經審核除稅後綜合淨溢利為港幣八十五億六千二百萬元（二零零四年重報為港幣六十二億五千六百萬元），增長百分之三十七。董事局將建議派發末期息每股港幣一元零一分及特別股息每股港幣七角三分，連同中期股息每股港幣五角八分，全年股息為每股港幣二元三角二分（二零零四年為港幣一元七角七分）。

香港業務

二零零五年的售電量增長為百分之一點五。在售出的一百零七億五千五百萬度用電中，商業用電佔百分之七十三點二，家庭用電佔百分之二十二點七，工業用電佔百分之四點一。相較於二零零四年所錄得二千五百八十八兆瓦的最高需求量，二零零五年的最高需求量為二千五百六十五兆瓦。

於二零零五年，南丫發電廠擴建工程的首台燃氣機組，即第九號機組的興建進入完工階段，電廠可藉著減少對燃煤機組的倚賴而持續減低南丫發電廠的排放。預計第九號機組將於二零零六年中完工並接受供氣。年內，香港首台風力發電站在南丫島動工興建，為香港引進可再生能源。這台800千瓦的發電機組已於二零零五年九月開始產電。公司正在評估增建風力發電機組的商業可行性。

燃煤價格在年內依然遠高於歷史水平，令公司營運面對挑戰。公司透過調整所用燃煤種類，在一定程度上降低燃煤成本。預計燃煤價格在二零零六年將依然波動。於二零零五年，公司繼續改進及更新輸配電系統，確保供電滿足客戶需要。南丫島與鴨脷洲開關站之間275千伏電纜線路的鋪設工程進展良好，橫穿東博寮海峽的海底電纜鋪設工程已於十一月動工，而開關站建造工程亦已於十二月開展。

於二零零五年，公司繼續保持自一九九七年以來99.999%的供電可靠程度，客戶讚揚信的數量再創新高，說明客戶對港燈的服務甚為滿意。

公司繼續參與社區及環保活動，而港燈七百多名義工隊隊員於年內參與多項社區服務。旨在向學生推廣能源效益的智「惜」用電計劃繼續推行，二十三所小學近四千名學生於年內參與計劃的各項活動。公司於二零零五年十一月以可再生能源為主題推出新一輪的活動。

國際業務

於二零零五年，公司澳洲業務繼續表現優異，由於用電量和客戶數量的提升以及致力提高營運效率，澳洲業務取得穩健的表現。二零零五年十二月，公司出售澳洲業務部分權益，令我們得以為部分已升值的投資套現，並且保留該些業務的部分權益。該次出售共錄得港幣十五億六千萬元的非經常性收益。

二零零五年六月，公司完成英國八大氣體分銷網絡之一，北部氣體分銷網絡百分之十九點九股權的收購工作。強勁的業務表現為實現營運及財務指標奠定基礎。

泰國業務方面，我們已就泰國叻丕（Ratchaburi）府1,400兆瓦燃氣發電廠建造工程達成融資安排，工程計劃於今年開展。集團擁有該項目百分之二十五的權益。

香港電力市場的未來發展

香港作為主要金融及商業中心，有賴可靠和源源不絕的電力供應，以配合人口稠密的城市對安全和舒適生活的要求。自一八九零年以來的百多年間，港燈一直肩負這項重任，成績斐然。任何改動香港電力市場現有安排的建議必須經過十分審慎及全面的考慮和諮詢，以及得到業界同意。公司將就第二階段諮詢文件向政府提交回應文件，概述對建議安排的關注，尤其是有關准許回報率、規管年期及更改排放罰則方面。正如公司曾公開表明，完全不能接受諮詢文件現時提出的部分建議。隨著諮詢工作的進行，公司將就多項有待解決的事宜與政府商討，以期達致一個在商業上合理的結果，保障客戶繼續享有可靠的電力供應。

香港現時高度可靠和穩定的電力服務已被視作理所當然，但卻不應如是。香港用戶得以享有可靠和穩定的供電，反映現行管制計劃的成功，一方面確保投入適時及長遠的投資，另一方面亦鼓勵審慎的營運和成本架構，以達致以上的目標。任何對現有電力服務安排作出更改的建議必須百分百保證，不會在將來危害香港至今在可靠和穩定供電上所取得的卓越成就。

展望

預料香港經濟在二零零六年持續向好。然而，燃煤及天然氣價格持續高企將為港燈的發電業務帶來挑戰。預計二零零六年香港的售電量增幅，與二零零五年度相若，維持較低水平。至於國際業務方面，集團將繼續物色合適的投資機會，進一步減低對香港溢利的依賴。

二零零五年十一月一日，李理思先生退任公司主席及執行董事。李先生於一九八五年獲委任為本公司執行董事，並於一九九三年獲委任為主席。我謹代表董事局感謝他過去多年來的指導和貢獻。李先生將繼續擔任港燈非執行董事，貢獻他的豐富經驗和意見。

公司二零零五年的良好業績，全賴員工的貢獻以及董事局的帶領，本人謹此致謝。

主席

霍建寧

香港，二零零六年三月九日

財務回顧

資本開支、流動資金、財政資源及資本負債比率

集團本年度之資本開支為港幣三十億零五百萬元，該資本開支主要以營運現金支付。年終之向外貸款總額為港幣一百零六億四千五百萬元（二零零四年為港幣一百二十九億九千七百萬元），包括無抵押之銀行貸款、無抵押之總延應付賬項及已發行之債務證券。此外，集團已承擔但未動用之銀行信貸總額為港幣三十四億六千五百萬元（二零零四年為港幣五十三億七千六百萬元），及可動用之流動資金為港幣四十五億六千一百萬元（二零零四年為港幣十四億二千六百萬元）。於二零零五年十二月三十一日，集團之資本負債比率（淨負債／股東資金）為百分之十五（二零零四年為百分之三十一）。

庫務政策、融資活動及資本結構

集團以內部資源、銀行借款及發債等組合提供營運及業務擴展之資金需求。集團管理融資活動以確保已承擔的信貸安排能提供融資及業務發展之需要。

受惠於債務市場資金充裕及當期時的低利率環境，香港電燈透過其附屬公司香港電燈財務有限公司於二零零五年五月發行港幣五億元年息四點一五厘及還款期至二零一五年的定息票據。該票據發行自二零零二年設立的中期票據計劃。

於二零零五年十二月，集團出售其百分之二十二點零七應佔權益的澳洲配電業務，是次權益出售為集團帶來九億四千八百萬澳元（港幣五十四億零五百萬元）現金流入，而當中的四億八千八百萬澳元（港幣二十七億八千一百萬元）已用作減低配電業務投資的債項。

於二零零五年十二月三十一日，集團向外貸款包括外匯及利率掉期合約在內的結構如下：

(一) 百分之六十八以港元為單位及百分之三十二以澳元為單位；

(二) 百分之七十六為銀行貸款，百分之二十三為資本市場工具及百分之一為供應商信貸；

(三) 百分之四貸款在一年內償還，百分之八十七貸款償還期為二至五年及百分之九貸款償還期超越五年；

(四) 百分之六十五為定息或上限息類別及百分之三十五為浮息類別。

集團按其庫務政策積極管理外匯及利率風險。集團主要運用衍生金融工具管理利率及外匯風險，且不參與投機性交易。為了控制信貸風險，集團只與信貸等級被評為可接受的一方作財務交易。集團採用遠期合約、利率及外匯掉期合約以管理外幣交易風險。於二零零五年十二月三十一日，集團約百分之八十之交易風險以美元為單位或已作對沖為港元或美元為單位。集團之海外投資均以當地貨幣融資來緩和外匯風險。

集團的政策是將大部分債項組合維持為定息或上限息類別。以定息或浮息貸款或採用利率掉期或利率上限合約以管理利率風險。於二零零五年十二月三十一日，未履行的衍生工具合約名義總額為港幣一百零二億一千萬元（二零零四年為港幣二百零五億九千八百萬元）。

或有債務

於二零零五年十二月三十一日，本公司就給予聯營公司的開發保證而作出擔保合共港幣三千三百萬元（二零零四年為港幣三千五百萬元）。

本公司就附屬公司之銀行及其他借款及就附屬公司之財務承擔合共港幣五十億零二百萬元（二零零四年為港幣一百一十一億三千六百萬元）而作出擔保及賠償保證。在該或有債務中，港幣四十七億八千一百萬元（二零零四年為港幣九十二億三千八百萬元）已反映在集團的綜合資產負債表內。

集團之全資附屬公司香港電燈有限公司就一項於租約期滿日之港幣二億一千萬元（二零零四年為港幣二億一千萬元）殘餘租賃而向第三者作出擔保。

僱員

集團繼續採用按員工表現以釐定薪酬的政策及留意市場薪酬水平以確保薪酬具競爭力。截至二零零五年十二月三十一日止年度，除董事酬金外，集團的員工薪酬總支出達港幣八億八千九百萬元（二零零四年為港幣九億四千五百萬元）。於二零零五年十二月三十一日，集團長期僱員人數為一千九百八十七名（二零零四年為二千零四十五名）。集團並無優先認股計劃。

集團除給予大學畢業生、見習技術員和學徒完善培訓課程外，亦提供語言、電腦知識與本行業有關的技術，及與工作相關的訓練課程，藉此增加僱員多方面的技術和知識。

其他資料

購回、出售或贖回本公司之股份

本公司及其附屬公司於本年度內並無購回、出售或贖回本公司之股份。

企業管治常規守則

除各非執行董事無指定任期外，本公司在截至二零零五年十二月三十一日止年度內均有遵守香港聯合交易所有限公司證券上市規則附錄十四所載的企業管治常規守則內適用守則的規定。根據本公司章程細則，非執行董事須每三年一次輪值退任並接受重選。

修訂章程細則之建議

建議對本公司之章程細則作出若干修訂。於二零零六年五月十一日（星期四）舉行之股東週年大會上將向本公司股東提呈一項特別決議案，以批准修訂。建議之修訂詳情載列於即將寄發予股東之通函。

暫停過戶登記

本公司將由二零零六年五月四日星期四至二零零六年五月十一日星期四（首尾兩日包括在內）暫停辦理股票過戶工作。凡擬獲派末期股息及特別股息者，務須於二零零六年五月三日星期三下午四時前，將過戶文件連同有關股票送達股權登記處香港中央證券登記有限公司，地址為香港皇后大道東一百八十三號合和中心十七樓一七一二至一七一六室。

董事局

於本公佈日期，本公司之執行董事為霍建寧先生（主席）、曹棨森先生（集團董事總經理）、甄達安先生、甘慶林先生、李蘭意先生、李澤鉅先生、李堅先生、陸法蘭先生及尹志田先生；非執行董事為夏佳理先生、周胡慕芳女士、李理思先生及余立仁先生；及獨立非執行董事為顧浩格先生、余頌平先生及黃頌顯先生。

經審核綜合損益表
截至二零零五年十二月三十一日止年度

	附註	2005 港幣百萬元計	2004 港幣百萬元計 重報
營業額	三	11,622	11,407
直接成本		(4,038)	(3,999)
		7,584	7,408
其他收入及收益淨額		1,059	938
其他營運成本		(888)	(760)
財務成本		(588)	(569)
經營溢利		7,167	7,017
出售聯營公司權益溢利	四	1,560	—
應佔聯營公司溢利減虧損		1,050	419
除稅前溢利	五	9,777	7,436
所得稅：	六		
本期稅項		(1,007)	(1,048)
遞延稅項		(208)	(132)
		(1,215)	(1,180)
除稅後溢利		8,562	6,256
管制計劃調撥			
撥自／(入)：			
發展基金		—	—
減費儲備		—	—
		—	—
股東應佔溢利			
香港業務		5,508	5,521
海外業務		3,054	735
本年度溢利		8,562	6,256
應付予本公司股東之本年度股息：	七		
年內已宣派股息		1,238	1,238
結算日後建議分派末期股息			
普通		2,156	2,540
特別		1,558	—
		4,952	3,778
每股溢利	八	4.01元	2.93元
每股股息	七		
普通		1.59元	1.77元
特別		0.73元	—
總額		2.32元	1.77元

綜合資產負債表
於二零零五年十二月三十一日

	附註	2005 港幣百萬元計	2004 港幣百萬元計 重報
非流動資產			
固定資產			
一物業、機器及設備		38,294	38,982
一在建造中資產		5,524	3,810
一根據經營租賃持作自用之租約土地權益		2,440	2,484
		46,258	45,276
聯營公司權益		5,780	8,914
其他非流動財務資產		1,682	39
衍生金融工具		29	—
遞延稅項資產		14	—
僱員退休福利資產		170	296
		53,933	54,525
流動資產			
存貨		445	466
應收營業及其他賬項	九	1,090	1,069
燃料價格款項		1,079	1,197
現金及現金等值		4,561	1,426
		7,175	4,158
流動負債			
應付營業及其他賬項	十	(1,068)	(1,282)
銀行透支－無抵押		(8)	(5)
銀行貸款及其他貸款流動部分		(354)	(1,400)
本期稅項		(220)	(229)
		(1,650)	(2,916)
流動資產淨額		5,525	1,242
總資產減流動負債		59,458	55,767
非流動負債			
計息貸款		(10,209)	(10,832)
遞延應付賬項及其他應付賬項		(52)	(569)
衍生金融工具		(287)	—
客戶按金		(1,588)	(1,455)
遞延稅項負債		(5,382)	(5,237)
僱員退休福利負債		(335)	(102)
		(17,773)	(18,195)
減費儲備		—	—
發展基金		—	—
資產淨值		41,685	37,572
資本及儲備			
股本		2,134	2,134
儲備		39,551	35,438
本公司股東應佔之股本權益總額		41,685	37,572

年度業績附註

一、 初步年度業績

審計委員會已審閱本年度業績。

本初步公佈所載之截至二零零五年十二月三十一日止年度之集團業績，經本公司核數師畢馬威會計師事務所比較，與同本年度本集團綜合財務報表所呈列的金額。畢馬威會計師事務所就此執行的相關工作並非全面，並不構成審核、審閱或其他鑒證業務約定，因此他們亦不會就此公佈作出具體保證。

二、 會計政策變動

香港會計師公會已頒佈多項全新及經修訂的香港財務報告準則，由二零零五年一月一日或其後開始的會計期間生效。

於二零零五年，本集團採納所有與其經營有關之香港財務報告準則，下文載列本財務報表所反映之本期及過往會計期間會計政策之重大變動資料。

除提早採納經修訂之香港會計準則第十九號「僱員福利－精算損益、集體計劃及披露」外，本集團概無應用任何本期會計期間尚未生效之新訂準則或詮釋。

(a) 重報過往期間及期初結餘

下表披露根據香港財務報告準則過渡性條文對綜合損益表及綜合資產負債表內各項目，以及先前於截至二零零四年十二月三十一日止年度已呈報之其他重大相關披露項目所作出之調整。

對截至二零零四年十二月三十一日止年度綜合損益表之影響

港幣百萬元計	二零零四年（如先前呈報）	新政策之影響（年內溢利增加／（減少））香港會計準則第一號（附註二(c)）	香港會計準則第十七號（附註二(e)）	香港會計準則第二十八號（附註二(f)）	小計	二零零四年（重報）
經營溢利	7,017	—	—	—	—	7,017
應佔聯營公司溢利減虧損	314	129	—	(24)	105	419
除稅前溢利	7,331	129	—	(24)	105	7,436
所得稅：						
本期稅項	(1,048)	—	—	—	—	(1,048)
遞延稅項	(3)	(129)	—	—	(129)	(132)
	(1,051)	(129)	—	—	(129)	(1,180)
除稅後溢利	6,280	—	—	(24)	(24)	6,256
管制計劃調撥	—	—	—	—	—	—
股東應佔溢利						
香港業務	5,521	—	—	—	—	5,521
海外業務	759	—	—	(24)	(24)	735
本年度溢利	6,280	—	—	(24)	(24)	6,256
每股溢利(元)	2.94	—	—	(0.01)	(0.01)	2.93
其他重大披露項目：						
折舊	(1,805)	—	55	—	55	(1,750)
預付土地租金	—	—	(55)	—	(55)	(55)

對於二零零四年十二月三十一日綜合資產負債表之影響

港幣百萬元計	二零零四年（如先前呈報）	新政策之影響（年內資產淨值增加／（減少））香港會計準則第十七號（附註二(e)）	香港會計準則第二十八號（附註二(f)）	小計	二零零四年（重報）
非流動資產					
固定資產					
一物業、機器及設備	41,308	(2,326)	—	(2,326)	38,982
一在建造中資產	3,968	(158)	—	(158)	3,810
一根據經營租賃持作自用之租約土地權益	—	2,484	—	2,484	2,484
	45,276	—	—	—	45,276
聯營公司權益	9,198	—	(284)	(284)	8,914
其他非流動資產	335	—	—	—	335
	54,809	—	(284)	(284)	54,525
流動資產	4,158	—	—	—	4,158
流動負債	(2,916)	—	—	—	(2,916)
流動資產淨額	1,242	—	—	—	1,242
總資產減流動負債	56,051	—	(284)	(284)	55,767
非流動負債	(18,195)	—	—	—	(18,195)
資產淨值	37,856	—	(284)	(284)	37,572
資本及儲備					
本公司股東應佔之股本權益總額					
股本	2,134	—	—	—	2,134
股本溢價	4,476	—	—	—	4,476
匯兌儲備	428	—	(79)	(79)	349
收益儲備	28,278	—	(205)	(205)	28,073
擬派股息	2,540	—	—	—	2,540
	37,856	—	(284)	(284)	37,572

(b) 會計政策變動對本期間之估計影響

在可作出估計之實際可行情況下，下表載列假設本年仍沿用以往之會計政策，則截至二零零五年十二月三十一日止年度之綜合損益表及綜合資產負債表內各項目以及其他重大相關披露項目可能增加或減少之估計金額。

對截至二零零五年十二月三十一日止年度綜合損益表之估計影響

港幣百萬元計	新政策之估計影響（年內溢利增加／（減少））香港會計準則第一號（附註二(c)）	香港會計準則第十七號（附註二(e)）	香港會計準則第十九號（附註二(f)）	香港會計準則第二十八號（附註二(f)）	香港會計準則第三十二及三十九號（附註二(g)）	總額
其他營運成本	—	—	9	—	18	27
財務成本	—	—	—	—	1	1
經營溢利	—	—	9	—	19	28
應佔聯營公司溢利減虧損	477	—	—	49	—	526
除稅前溢利	477	—	9	49	19	554
所得稅：						
本期稅項	—	—	—	—	—	—
遞延稅項	(477)	—	(2)	—	—	(479)
	(477)	—	(2)	—	—	(479)
除稅後溢利	—	—	7	49	19	75
管制計劃調撥	—	—	—	—	—	—
股東應佔溢利						
香港業務	—	—	7	—	—	7
海外業務	—	—	—	49	19	68
本年度溢利	—	—	7	49	19	75
每股溢利(元)	—	—	—	0.02	0.01	0.03
其他重大披露項目：						
員工成本	—	—	9	—	—	9
折舊	—	54	—	—	—	54
預付土地租金	—	(54)	—	—	—	(54)

對於二零零五年十二月三十一日之綜合資產負債表之估計影響

港幣百萬元計	新政策之估計影響（年內資產淨值增加／（減少））香港會計準則第十七號（附註二(e)）	香港會計準則第十九號（附註二(f)）	香港會計準則第二十八號（附註二(f)）	香港會計準則第三十二及三十九號（附註二(g)）	總額
非流動資產					
固定資產					
一物業、機器及設備	(2,266)	—	—	—	(2,266)
一在建造中資產	(174)	—	—	—	(174)
一根據經營租賃持作自用之租約土地權益	2,440	—	—	—	2,440
	—	—	—	—	—
聯營公司權益	—	—	(220)	59	(161)
衍生金融工具	—	—	—	29	29
僱員退休福利資產	—	(304)	—	—	(304)
	—	(304)	(220)	88	(436)
流動資產					
應收營業及其他賬項	—	—	—	32	32
流動負債					
應付營業及其他賬項	—	—	—	(4)	(4)
銀行貸款及其他貸款流動部分	—	—	—	(2)	(2)
	—	—	—	(6)	(6)
流動資產淨額	—	—	—	26	26
總資產減流動負債	—	(304)	(220)	114	(410)
非流動負債					
計息貸款	—	—	—	196	196
衍生金融工具	—	—	—	(287)	(287)
遞延稅項負債	—	75	—	—	75
僱員退休福利負債	—	(126)	—	—	(126)
	—	(51)	—	(91)	(142)
資產淨值	—	(355)	(220)	23	(552)
資本及儲備					
本公司股東應佔之股本權益總額					
匯兌儲備	—	—	(41)	—	(41)
對沖儲備	—	—	—	2	2
收益儲備	—	(355)	(179)	21	(513)
	—	(355)	(220)	23	(552)

(c) 應佔聯營公司稅項呈報方式之變動（香港會計準則第一號「財務報表之呈報」）

在以往年度，本集團以權益法列賬之應佔聯營公司稅項計作本集團綜合損益表所得稅部分。由二零零五年一月一日起，按照香港會計準則第一號執行指引規定，本集團以權益法列賬之應佔聯營公司稅項之呈報方式發生改變，改為計入作本集團綜合損益表中除稅前溢利或虧損之應佔聯營公司溢利或虧損下。該改變已追溯應用，比較數字經已重列並載於附註二(a)。

(d) 正及負商譽攤銷（香港財務報告準則第三號「業務合併」及香港會計準則第三十六號「資產減值」）

於過往期間：

— 對於在二零零一年一月一日前產生之正或負商譽，會在產生時直接與儲備抵銷，並不會於綜合損益表內確認，直至所購入業務出售或出現減值為止；

— 對於在二零零一年一月一日或之後產生之正商譽按可使用年期以直線法攤銷，並在有跡象顯示出現減值時接受減值測試；及

— 對於在二零零一年一月一日或之後產生之負商譽按所收購可折舊／攤銷之非貨幣資產之加權平均可用年限攤銷，但如負商譽關乎在收購日已確定之預計未來虧損，便會在預計虧損出現時在綜合損益表內確認。

由二零零五年一月一日起，本集團改變有關商譽之會計政策，以符合香港財務報告準則第三號及香港會計準則第三十六號之規定。根據新政策，本集團不再攤銷正商譽，但會每年進行減值測試。此外，由二零零五年一月一日起，根據香港財務報告準則第三號，倘若過往業務合併收購之淨資產之公平價值高於已付代價（即按照以往會計政策原應列作負商譽之金額），超逾部分會即時在綜合損益表內確認。

因本集團於二零零四年十二月三十一日並無任何遞延正或負商譽結餘，故有關正及負商譽之會計政策變動對本集團財務報表並無影響。

(e) 租約土地及樓宇（香港會計準則第十七號「租賃」）

於過往年度，持作自用之租約土地及樓宇權益以成本減累計折舊及累計減值虧損列賬。

由二零零五年一月一日起，本集團已對持作自用之租約土地採納新政策，以符合香港會計準則第十七號之規定。根據新政策，倘若位於租約土地上之任何樓宇權益之公平價值能夠與本集團首次訂立租賃時或自前度承租人接收時或有關樓宇興建日期（以較遲者為準）之土地使用權公平價值分開確定，則持作自用之土地租賃權益便會按經營租賃列賬。

位於該等租約土地上持作自用之任何樓宇仍作為物業、機器及設備一部分列賬。

於截至二零零四年及二零零五年十二月三十一日止年度受影響之各綜合財務報表分項所作之調整載於附註二(a)及二(b)。

(f) 應佔聯營公司虧損（香港會計準則第二十八號「於聯營公司之投資」）

於過往年度，倘本集團之應佔虧損超逾其於聯營公司之權益時，本集團之權益將按零呈報，並終止進一步確認虧損。

由二零零五年一月一日起，為符合香港會計準則第二十八號之規定，按權益法確定應佔聯營公司之虧損已擴大至包括其他長期非股本權益，而該長期非股本權益實質上是屬於聯營公司淨投資之一部分。

香港會計準則第二十八號已追溯應用。於截至二零零四年及二零零五年十二月三十一日止年度受影響之各綜合財務報表分項所作之調整載於附註二(a)及二(b)。

(g) 金融工具（香港會計準則第三十二號「金融工具：披露及呈報」以及香港會計準則第三十九號「金融工具：確認及計量」）

由二零零五年一月一日起，為符合香港會計準則第三十二號及三十九號之規定，本集團已改變有關金融工具之會計政策。有關變動之詳情如下：

(i) 於債務證券及股本證券投資

於過往年度，就持續持有作既定長期用途之股本投資，歸類為投資證券及按成本扣除撥備列賬。其他證券投資（包括持作交易及非交易用途之投資）按公平價值計量，公平價值之變動於損益表內確認，惟持有至到期之有期債務證券除外。